UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________
FORM 12b-25

NOTIFICATION OF LATE FILING

Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kingsway Financial Services Inc.
Full Name of Registrant
Former Name if Applicable
150 E. Pierce Road
Address of Principal Executive Office (Street and Number)
Itasca, IL 60143
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kingsway Financial Services Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018, respectively, with the Securities and Exchange Commission on February 27, 2019. The Company has not yet filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019, and September 30, 2019, respectively, so it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 by the prescribed filing date without unreasonable effort or expense because the Company and its external auditors need additional time to complete certain reviews and analyses of certain financial and other related data to be included in both the Annual Report and the three Quarterly Reports. Management is committed to providing sufficient time for its auditors to complete their review in order for the Company to submit complete filings.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kent A. Hansen	847	700-8222
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes  ☐    No  ☒

The Company has not yet filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019, and September 30, 2019, respectively.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  ☒ No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company currently expects the results of operations that will be presented in its Annual Report on Form 10-K for the twelve months ended December 31, 2019 will differ from the results of operations reported in its Annual Report on Form 10-K for the twelve months ended December 31, 2018 primarily because the Company (i) included in its results of operations in its Annual Report on Form 10-K for the twelve months ended December 31, 2018 loss on disposal of discontinued operations and income from discontinued operations related to the classification of the Company’s property-casualty insurance operations as assets held for sale; accordingly, following the sale of its property-casualty insurance operations on October 18, 2018, the Company no longer reports results of an Insurance Underwriting Segment; (ii) on March 1, 2019 acquired Geminus Holding Company, Inc. (“Geminus”), a specialty full service provider of vehicle service agreements and other finance and insurance products to used car buyers around the country; accordingly, the Company’s 2019 results from continuing operations will reflect operations that were not reflected in the Company’s 2018 results from continuing operations; (iii) will report an improvement in the Company’s gain (loss) on change in fair value of limited liability investments, at fair value as result of volatility in the price per common share of publicly traded Limbach Holdings, Inc. during 2019 compared to 2018; and (iv) will report an increase in interest expense not allocated to segments as a result of generally higher borrowing costs during 2019 associated with the Company’s subordinated debt and the addition of debt related to the acquisition of Geminus.

Kingsway Financial Services Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2020	By:	/s/ John T. Fitzgerald
John T. Fitzgerald
Chief Executive Officer, President and Director
(Principal Executive Officer)